Axos Q2 Fiscal 2023 Earnings Supplement

January 26, 2023

NYSE: AX



Loan Growth by Category for Second Quarter Ended December 31, 2022



$ millions

		Q2 FY23	Q1 FY23	Inc (Dec)
Single Family Mortgage & Warehouse	Jumbo Mortgage	$3,845	$3,833	$12
	SF Warehouse Lending	144	177	(33)
Multifamily & Commercial Mortgage	Multifamily	2,175	2,127	48
	Small Balance Commercial	875	838	37
Commercial Real Estate	CRE Specialty	4,981	4,848	133
	Lender Finance RE	781	676	105
Commercial & Industrial Non-RE*	Lender Finance Non-RE	1,391	1,481	(90)
	Equipment Leasing	125	138	(13)
	Asset-Based Lending	693	625	68
Auto & Consumer	Auto	555	557	(2)
	Unsecured / OD	77	74	3
Other		7	10	(3)
		$15,649	$15,384	$265

Loans

* Certain prior period Commercial & Industrial Non-Real Estate loans were reclassified between sub-categories to conform to the current period presentation.

Interest Rate Components of Loan & Lease Portfolio
At December 31, 2022



Mix of Loan Repricing Types



Fixed 8%

Variable 54%

Hybrid 38%

Fixed/Hybrid Years to Maturity / Repricing*



$M

Years	1/2	1	2	3	5	10	20	>20
$M	414	687	1,718	2,942	5,706	6,842	6,905	6,910
%	6%	10%	25%	43%	83%	99%	100%	100%

*Excludes SF Warehouse Lending and Equipment Leasing.

Axos Advisor Services (AAS) Cash Sorting





AAS Assets Under Custody (AUC) and Cash Ending Balances

Period	AUC	Cash	Cash as % of AUC
2018	$17.6	$1.4	7.8%
2019	$19.9	$1.1	5.7%
2020	$19.4	$1.3	6.5%
2021	$26.0	$1.5	5.6%
Q1 2022*	$24.7	$1.3	5.1%
Q2 2022	$26.3	$1.4	5.5%
Q3 2022	$25.1	$2.1	8.4%
Q4 2022	$22.4	$2.7	11.9%
Q1 2023	$21.6	$2.6	11.9%
Q2 2023	$22.5	$1.7	7.4%
Average	$22.5	$1.7	7.6%

Legend: ■ AUC ■ Cash — Cash as % of AUC

*EAS acquisition closed August 2, 2021

3

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)
($ in millions)



ACL   UCL

Allowance for Credit Losses (ACL) by Loan Category as of December 31, 2022



$ millions

	Loan Balance	ACL $	ACL %
Single Family - Mortgage and Warehouse	$3,989.0	$19.6	0.49%
Multifamily & Commercial Mortgage	3,050.1	15.5	0.51%
Commercial Real Estate	5,762.1	72.2	1.25%
Commercial & Industrial Non-RE	2,208.9	36.0	1.63%
Auto & Consumer	632.2	13.9	2.20%
Other	7.2	0	0.00%
	$15,649.5	$157.2	1.00%

Loans

Credit Quality ($ millions)

Non-performing Loans Down from Prior Quarter

9/30/2022	Loans O/S	NPLs	%
Single Family-Mortgage & Warehouse	$4,009.8	$65.7	1.64%
Multifamily and Commercial Mortgage	2,965.0	35.8	1.21
Commercial Real Estate	5,523.9	14.9	0.27
Commercial & Industrial - Non-RE	2,244.3	3.0	0.13
Auto & Consumer	631.3	1.0	0.16
Other	10.0	0.1	1.00
Total	$15,384.3	$120.5	0.78%

12/31/2022	Loans O/S	NPLs	%
Single Family-Mortgage & Warehouse	$3,989.0	$39.0	0.98%
Multifamily and Commercial Mortgage	3,050.1	35.3	1.16
Commercial Real Estate	5,762.1	14.9	0.26
Commercial & Industrial - Non-RE	2,208.9	3.0	0.14
Auto & Consumer	632.2	1.4	0.22
Other	7.2	1.4	19.44
Total	$15,649.5	$95.0	0.61%

Change at 12/31/22 from 9/30/22	Loans O/S	NPLs	
Single Family-Mortgage & Warehouse	($20.8)	($26.7)	
Multifamily and Commercial Mortgage	85.1	(0.5)	
Commercial Real Estate	238.2	0.0	
Commercial & Industrial - Non-RE	(35.4)	0.0	
Auto & Consumer	0.9	0.4	
Other	(2.8)	1.3	
Total	$265.2	($25.5)	

The following tables set forth certain selected financial data concerning the periods indicated:

AXOS FINANCIAL, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)

	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Selected Balance Sheet Data:					
Total assets	$ 18,741,035	$ 18,407,078	$ 17,401,165	$ 16,080,950	$ 15,547,947
Loans—net of allowance for credit losses	15,473,212	15,211,573	14,091,061	13,093,603	12,607,179
Loans held for sale, carried at fair value	4,292	9,463	4,973	19,611	27,428
Loans held for sale, lower of cost or fair value	455	10,476	10,938	11,182	11,446
Allowance for credit losses - loans	157,218	155,472	148,617	143,372	140,489
Securities—trading	372	75	1,758	366	1,223
Securities—available-for-sale	248,062	257,634	262,518	229,510	139,581
Securities borrowed	58,846	87,622	338,980	274,644	534,243
Customer, broker-dealer and clearing receivables	272,579	410,842	417,417	510,561	429,634
Total deposits	15,690,494	15,176,631	13,946,422	12,733,002	12,269,172
Advances from the FHLB	100,000	112,500	117,500	152,500	157,500
Borrowings, subordinated notes and debentures	334,077	425,818	445,244	381,682	260,435
Securities loaned	156,008	206,889	474,400	447,748	578,762
Customer, broker-dealer and clearing payables	420,947	500,584	511,654	543,905	528,796
Total stockholders' equity	1,787,559	1,700,972	1,642,973	1,585,585	1,523,157
Capital Ratios:					
Equity to assets at end of period	9.54 %	9.24 %	9.44 %	9.86 %	9.80 %
Axos Financial, Inc.:					
Tier 1 leverage (to adjusted average assets)	9.06 %	8.98 %	9.25 %	9.43 %	9.42 %
Common equity tier 1 capital (to risk-weighted assets)	10.55 %	9.97 %	9.86 %	10.23 %	10.08 %
Tier 1 capital (to risk-weighted assets)	10.55 %	9.97 %	9.86 %	10.23 %	10.08 %
Total capital (to risk-weighted assets)	13.49 %	12.90 %	12.73 %	13.30 %	12.16 %
Axos Bank:					
Tier 1 leverage (to adjusted average assets)	10.05 %	10.30 %	10.65 %	10.51 %	10.13 %
Common equity tier 1 capital (to risk-weighted assets)	11.28 %	10.87 %	11.24 %	11.43 %	10.91 %
Tier 1 capital (to risk-weighted assets)	11.28 %	10.87 %	11.24 %	11.43 %	10.91 %
Total capital (to risk-weighted assets)	12.13 %	11.71 %	12.01 %	12.24 %	11.73 %
Axos Clearing LLC:					
Net capital	$ 60,334	$ 49,183	$ 38,915	$ 39,109	$ 39,453
Excess capital	$ 55,977	$ 42,324	$ 32,665	$ 31,612	$ 32,171
Net capital as a percentage of aggregate debit items	27.69 %	14.34 %	12.45 %	10.43 %	10.84 %
Net capital in excess of 5% aggregate debit items	$ 49,441	$ 32,035	$ 23,290	$ 20,369	$ 21,249

AXOS FINANCIAL, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Unaudited – dollars in thousands, except per share data)

		At or for the Three Months Ended								
		December 31, 2022		September 30, 2022		June 30, 2022		March 31, 2022		December 31, 2021
Selected Income Statement Data:										
Interest and dividend income	$	279,588	$	223,786	$	184,161	$	160,181	$	157,076
Interest expense		79,678		43,311		18,751		10,643		11,508
Net interest income		199,910		180,475		165,410		149,538		145,568
Provision for credit losses		3,500		8,750		6,000		4,500		4,000
Net interest income after provision for credit losses		196,410		171,725		159,410		145,038		141,568
Non-interest income		28,329		27,208		27,100		28,774		30,787
Non-interest expense		107,528		116,087		104,793		86,819		86,019
Income before income tax expense		117,211		82,846		81,717		86,993		86,336
Income tax expense		35,659		24,439		23,821		25,170		25,549
Net income	$	81,552	$	58,407	$	57,896	$	61,823	$	60,787
Per Common Share Data:										
Net income:										
Basic	$	1.36	$	0.98	$	0.97	$	1.04	$	1.02
Diluted	$	1.35	$	0.97	$	0.96	$	1.02	$	1.00
Adjusted earnings per common share (Non-GAAP)[1]	$	1.38	$	1.18	$	1.12	$	1.05	$	1.04
Book value per common share	$	29.79	$	28.35	$	27.48	$	26.58	$	25.60
Tangible book value per common share (Non-GAAP)[1]	$	26.74	$	25.24	$	24.45	$	23.51	$	22.54
Weighted average number of common shares outstanding:										
Basic		59,999,573		59,854,584		59,665,041		59,542,128		59,496,489
Diluted		60,514,635		60,486,394		60,508,304		60,611,959		60,755,981
Common shares outstanding at end of period		60,000,079		59,998,673		59,777,949		59,662,795		59,498,575
Common shares issued at end of period		69,153,591		69,151,152		68,859,722		68,617,410		68,376,837
Performance Ratios and Other Data:										
Loan originations for investment	$	2,013,576	$	2,486,224	$	3,152,064	$	2,363,599	$	2,525,871
Loan originations for sale	$	43,227	$	70,073	$	86,873	$	166,327	$	193,320
Return on average assets		1.77 %		1.32 %		1.40 %		1.59 %		1.63 %
Return on average common stockholders' equity		18.71 %		13.91 %		14.13 %		15.89 %		16.29 %
Interest rate spread[2]		3.64 %		3.66 %		3.86 %		3.84 %		3.90 %
Net interest margin[3]		4.49 %		4.26 %		4.19 %		4.02 %		4.10 %
Net interest margin[3] – Banking Business Segment		4.65 %		4.50 %		4.45 %		4.21 %		4.30 %
Efficiency ratio[4]		47.11 %		55.90 %		54.44 %		51.26 %		48.78 %
Efficiency ratio[4] – Banking Business Segment		46.05 %		52.93 %		46.69 %		39.79 %		39.39 %
Asset Quality Ratios:										
Net annualized charge-offs to average loans		0.05 %		0.05 %		0.02 %		0.05 %		0.01 %
Non-performing loans and leases to total loans		0.61 %		0.78 %		0.83 %		1.05 %		1.14 %
Non-performing assets to total assets		0.54 %		0.68 %		0.68 %		0.87 %		0.94 %
Allowance for credit losses - loans to total loans held for investment		1.00 %		1.01 %		1.04 %		1.08 %		1.10 %
Allowance for credit losses - loans to non-performing loans		165.51 %		129.04 %		125.74 %		103.33 %		96.27 %

[1] See "Use of Non-GAAP Financial Measures" herein.
[2] Interest rate spread represents the difference between the annualized weighted average yield on interest-earning assets and the annualized weighted average rate paid on interest-bearing liabilities.
[3] Net interest margin represents annualized net interest income as a percentage of average interest-earning assets.
[4] Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income.

Use of Non-GAAP Financial Measures

In addition to the results presented in accordance with GAAP, this earnings supplement includes non-GAAP financial measures such as adjusted earnings, adjusted earnings per diluted common share, and tangible book value per common share. Non-GAAP financial measures have inherent limitations, may not be comparable to similarly titled measures used by other companies and are not audited. Readers should be aware of these limitations and should be cautious as to their reliance on such measures. Although we believe the non-GAAP financial measures disclosed in this report enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

We define "adjusted earnings", a non-GAAP financial measure, as net income without the after-tax impact of non-recurring acquisition-related costs and other costs (unusual or non-recurring charges). Adjusted earnings per diluted common share ("adjusted EPS"), a non-GAAP financial measure, is calculated by dividing non-GAAP adjusted earnings by the average number of diluted common shares outstanding during the period. We believe the non-GAAP measures of adjusted earnings and adjusted EPS provide useful information about the Company's operating performance. We believe excluding the non-recurring acquisition related costs and other costs (unusual or non-recurring) provides investors with an alternative understanding of Axos' core business.

Below is a reconciliation of net income, the nearest compatible GAAP measure, to adjusted earnings and adjusted EPS (Non-GAAP) for the periods shown:

(Dollars in thousands, except per share amounts)	December 31, 2022		September 30, 2022		June 30, 2022		March 31, 2022		December 31, 2021
Net income	$	81,552	$	58,407	$	57,896	$	61,823	$	60,787
Acquisition-related costs		2,590		2,734		2,745		2,803		3,026
Other costs		—		16,000		10,975		—		—
Income taxes		(788)		(5,526)		(4,000)		(811)		(896)
Adjusted earnings (non-GAAP)	$	83,354	$	71,615	$	67,616	$	63,815	$	62,917
Adjusted EPS (Non-GAAP)	$	1.38	$	1.18	$	1.12	$	1.05	$	1.04

We define "tangible book value", a non-GAAP financial measure, as book value adjusted for goodwill and other intangible assets. Tangible book value is calculated using common stockholders' equity minus mortgage servicing rights, goodwill and other intangible assets. Tangible book value per common share, a non-GAAP financial measure, is calculated by dividing tangible book value by the common shares outstanding at the end of the period. We believe tangible book value per common share is useful in evaluating the Company's capital strength, financial condition, and ability to manage potential losses.

Below is a reconciliation of total stockholders' equity, the nearest compatible GAAP measure, to tangible book value per common share (non-GAAP) as of the dates indicated:

(Dollars in thousands, except per share amounts)	December 31, 2022		September 30, 2022		June 30, 2022		March 31, 2022		December 30, 2021
Common stockholders' equity	$	1,787,559	$	1,700,972	$	1,642,973	$	1,585,585	$	1,523,157
Less: mortgage servicing rights, carried at fair value		25,526		26,373		25,213		23,519		20,110
Less: goodwill and other intangible assets		157,585		160,429		156,405		159,150		161,954
Tangible common stockholders' equity (Non-GAAP)	$	1,604,448	$	1,514,170	$	1,461,355	$	1,402,916	$	1,341,093
Common shares outstanding at end of period		60,000,079		59,998,673		59,777,949		59,662,795		59,498,575
Tangible book value per common share (Non-GAAP)	$	26.74	$	25.24	$	24.45	$	23.51	$	22.54

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP of Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com